7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

September 21, 2015

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Equity Trust

(File Nos. 333-56881; 811-8817)

Voya Separate Portfolios Trust

(File Nos. 333-141111; 811-22025)

Voya Series Fund, Inc.

(File Nos. 33-41694; 811-06352)

Dear Mr. Oh:

This letter responds to comments provided to Jay Stamper and Nancy Fanning on September 10, 2015, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment Nos. 140, 50, 51 and 191 (each, an “Amendment” and collectively, the “Amendments”) to the Registration Statements of Voya Equity Trust, Voya Separate Portfolios Trust and Voya Series Fund, Inc. (each a “Registrant” and collectively, “Registrants”), respectively, filed on July 29, 2015 and July 31, 2015 to the Registration Statement on Form N-1A for each Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Voya Separate Portfolios Trust

Prospectus

1.                                      Comment:                                     The Staff requested that the Registrant include the caption regarding title of securities and date of public offering required by the Instructions to Form N-1A and Rule 480 and Rule 481 of Regulation C.

Response:                                        The Registrant has revised the disclosure as requested.

2(a).                       Comment:                                     The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                                        The Registrant so confirms.

2(b).                       Comment:                                     The Staff noted that material portions of the filing are incomplete, e.g., fee table information. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response:                                        It is the Registrant’s understanding that it is general industry practice to file 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

VoyaTM Investment Management was formerly ING U.S. Investment Management

3(a).                       Comment:                                     The Staff requested that the Registrant consider removing the line item for Rule 12b-1 fees from the fee table if the class(es) shown in the fee table are not subject to a Rule 12b-1 fee.

Response:                                        The Registrant appreciates the Staff’s comment, but believes that Item 3 of Form N-1A requires this line item. The Registrant also believes that this information is important and informative for shareholders.

3(b).                       Comment:                                     The Staff requested that the Registrant revise the example table to remove the column “share status” column and revise the disclosure that appears before the table to state “The example shows costs if you sold (redeemed) your shares at the end of the period.”

Response:                                        The Registrant appreciates the Staff’s comment, but would like to keep its Class I shares disclosure as consistent as possible with other fund disclosure. While Class I shares are not subject to a CDSC, the Registrant does not think its current disclosure is confusing or misleading.

4.                                      Comment:                                     In the section entitled “Combination with Voya Retirement Solution Income Fund,” it is disclosed that when each Voya Retirement Solution Target Date Fund reaches its respective Target Date, it may be combined with Voya Retirement Solution Income Fund without a shareholder vote if the Trust’s board determines that such combination would be in the best interest of the Fund and its shareholders.  The Staff requested that the Registrant explain whether the Registrant has received exemptive relief from Section 11 of the 1940 Act or whether the Registrant is relying on some other legal basis.

Response:                                        The Registrant has not received exemptive relief from Section 11 of the 1940 Act. The Registrant notes, however, that the referenced combination will be made on the basis of the relative net asset values of the respective securities to be exchanged. Rule 17(a)(8) of the 1940 Act provides relief from the requirements of Sections 17(a)(1) and (2) of the 1940 Act regarding transactions with affiliates, such relief conditioned on a determination by the Board of Trustees of each participating fund that the merger is in the best interests of the fund and will not dilute the interests of shareholders. The Registrant’s Declaration of Trust that is filed with the State of Delaware contains a provision which authorizes each Retirement Solution Target Date Fund to combine with Voya Retirement Solution Income Fund without a vote of shareholders if the Board of Trustees determines it is in the best interest of the Fund and its shareholders.

5(a).                       Comment:                                     With regard to the section entitled “Key Fund Information,” the Staff requested that the Registrant replace the reference to the 1940 Act for the definition of “diversification” and instead define the term.

Response:                                        The Registrant has revised the disclosure as requested.

5(b).                       Comment:                                     The Staff requested that the Registrant revise the header in the section entitled “More Information About the Funds” as follows: “Additional Information About the Funds’ and/or Underlying Funds’ Principal Risks.”

Response:                                        The Registrant has revised the disclosure as requested.

6(a).                       Comment:                                     The Staff requested that the Registrant reconcile the management fee referenced in Item 10 prospectus disclosure with footnote No. 2 to the Fee table in the Summary Prospectus.

Response:                                        The Registrant appreciates the Staff’s comment, but believes its disclosure is consistent with the requirements of Item 3 and Item 10(a)(ii) of Form N-1A. The fees reflected in the Item 3 fee tables and footnotes reflect the combined management and administrative services fee that was effective

May 1, 2015. Footnote No. 2 to the fee table breaks down the management and administrative services components of the current combined management fee. Pursuant to Item 10(a)(ii) of Form N-1A, the management fee table shows the aggregate fee paid to the adviser for the most recent fiscal year and so does not include the former administrative services fee. As discussed in the statutory prospectus, the single management fee rate, effective May 1, 2015, does not exceed the former combined investment management and administrative services fee rates for each Fund and there were no changes to the investment management or administrative services provided to each Fund.

6(b).                       Comment:                                     The Staff requested that, pursuant to Instruction 2 to Item 10(a) of Form N-1A, the Registrant provide five years of experience for portfolio manager Frank Van Etten.

Response:                                        Mr. Van Etten is no longer a portfolio manager for the Funds and this disclosure has been removed.

6(c) (i).          Comment:                                     The Staff requested the Registrant explain the legal basis for providing the comparable performance information shown in the section entitled “Performance of Similarly Managed Funds.”

Response:                                        With regard to the basis for the performance, the Registrant believes that guidance in previous Staff no-action letters regarding presentation of performance of an adviser’s other accounts, provided that the performance is not provided in a misleading manner and does not obscure or impede understanding of information that is required to be in the prospectus, permits this. See Nicholas-Applegate Mutual Funds (August 6, 1996).

6(c) (ii).       Comment:                                     The Staff requested that the Registrant confirm that the comparable performance information has been calculated using the standardized SEC method. If not, the Registrant should disclose this in the prospectus.

Response:                                        The Registrant so confirms.

6(c) (iii).Comment:                                         The Staff requested that the Registrant represent that it has all of the necessary materials to support the performance calculations for similarly managed funds.

Response:                                        The Registrant so confirms.

7.                                      Comment:                                     The Staff requested that the Registrant clarify the discrepancies regarding required subsequent investment amounts throughout the prospectus.

Response:                                        The Registrant has revised the disclosure for consistency throughout the prospectus.

8.                                      Comment:                                     The Staff requested that the Registrant confirm that the information contained in the section entitled “Dividends, Distributions and Taxes” is current and accurate.

Response:                                        The Registrant so confirms.

Statement of Additional Information

9.                                      Comment:                                     The Staff requested that the Registrant specify, on the cover of the SAI, which document is being incorporated into the SEC by reference and include that document’s file number.

Response:                                        The Registrant has revised the cover of the SAI to state that “Each Fund’s financial statements for the fiscal year ended May 31, 2015, including the independent registered public accounting firm’s report thereon found in each Fund’s most recent annual report to shareholders, are incorporated into this SAI by reference.” The Registrant does not believe it is necessary to include the file number as the SAI cover indicates that the annual and semiannual reports are available free of charge by contacting the Funds or by visiting Voya’s website.

10.                               Comment:                                     With regard to the section entitled “Fundamental and Non-Fundamental Investment Restrictions,” the Staff requested that the Registrant replace the references to the 1940 Act in fundamental investment policies Nos. 1, 3, 4 and 7 and instead define the terms.

Response:                                        The Registrant appreciates the Staff’s comment, but believes that revising the fundamental policies in this manner would require a shareholder vote.

11.                               Comment:                                     The Staff requested that the Registrant reconcile the management fee referenced in the section entitled “Adviser” in the SAI with the Item 10 table in the prospectus.

Response:                                        The Registrant appreciates the Staff’s comment, but believes its disclosure is consistent with the requirements of Item 10(a)(ii) and Item 19(a)(3) of Form N-1A. Pursuant to Item 10 of Form N-1A, the management fee table shows the aggregate fee paid to the adviser for the most recent fiscal year and so does not include the former administrative services fee. As discussed in the statutory prospectus, the single management fee rate does not exceed the former combined investment management and administrative services fee rates for each Fund and there were no changes to the investment management or administrative services provided to each Fund. The SAI discloses the current contractual management fee. The Registrant has removed the contractual fee from the statutory prospectus for consistency of presentation and to avoid confusion.

12.                               Comment:                                     The Staff requested that the Registrant provide all numerical disclosure required by Item 25 (b) and (c) of Form N-1A.

Response:                                        The Registrant has not included this information in the SAI because Class I shares are not sold with a sales load. Accordingly, there are no net underwriting discounts and commissions, brokerage commissions or other payments by each Fund to the Underwriter to report.

13.                               Comment:                                     The Staff requested that the Registrant confirm that the information contained in the section entitled “Tax Considerations” is current and accurate.

Response:                                        The Registrant so confirms.

Part C

14.                               Comment:                                     The Staff requested that the Registrant confirm that Exhibit (m)(1) is correct and that all agreements and any amendments to said agreements are incorporated and accurately described.

Response:                                        The Registrant so confirms. The Part C for this registration statement is shared with other series of the Registrant and, accordingly, references exhibits that pertain only to those series.

15.                               Comment:                                     The Staff requested that the Registrant provide a Tandy representation.

Response:                                        The Registrant so confirms. The letter is attached herein.

Voya Series Fund, Inc.

Prospectus

1.                                      Comment:                                     The Staff requested that the Registrant include the caption regarding title of securities and date of public offering required by the Instructions to Form N-1A and Rule 480 and Rule 481 of Regulation C.

Response:                                        The Registrant has revised the disclosure as requested.

2(a).                       Comment:                                     The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                                        The Registrant so confirms.

2(b).                       Comment:                                     The Staff noted that material portions of the filing are incomplete, e.g., fee table information. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response:                                        It is the Registrant’s understanding that it is general industry practice to file 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

3(a).                       Comment:                                     The Staff requested that the Registrant revise the example table in the Class R6 prospectus to remove the column “share status” column and revise the disclosure that appears before the table to state “The example shows costs if you sold (redeemed) your shares at the end of the period.”

Response:                                        The Registrant appreciates the Staff’s comment, but would like to keep its Class R6 shares disclosure as consistent as possible with other fund disclosure. While Class R6 shares are not subject to a CDSC, the Registrant does not think its current disclosure is confusing or misleading.

3(b).                       Comment:                                     The Staff requested that the Registrant ensure that Footnote No.3 to the Fee table is applied consistently to all applicable Funds.

Response:                                        The Registrant confirms that the contractual distribution fee waiver referenced in Footnote No. 3 applies only to Class C shares of Voya Corporate Leaders 100 Fund.

4(a).                       Comment:                                     The Staff requested that the Registrant confirm that the expenses associated with investments in other investment companies and ETFs are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:                                        The Registrant confirms that the line item “Acquired Fund Fees and Expenses” has been included for those funds whose investment in other investment companies and ETFs exceeded 0.01% of average net assets of a portfolio in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

4(b).                       Comment:                                     With regard to derivatives disclosure in the section entitled “Principal Investment Strategies” for all Funds subject to the 80% test under Rule 35d-1, the Staff requested that the Registrant explain that if a Fund uses derivatives to comply with the 80% name test under Rule 35d-1, the Registrant disclose how the derivatives will be valued (notional or market, etc.)

Response:                                        The Registrant confirms that neither Voya Large Cap Growth Fund or Voya Small Company Fund uses derivatives to meet the 80% test under Rule 35d-1.

5.                                      Comment:                                     With regard to Voya Capital Allocation Fund, the Staff requested that the Registrant include disclosure about the additional indices in the narrative accompanying the bar chart and table per Instruction 2(b) to Item 4 of Item 4 of Form N-1A.

Response:                                        The Registrant appreciates the comment but believes that, pursuant to Instruction 6 Item 27(b)(7), additional index comparison is encouraged so long as the comparison is not misleading. The statement already contained in the introduction to the table that states the Fund’s performance is compared to “a broad-based securities market index/indices…” indicates that the Fund may compare its performance to more than one index. [from table]

6.                                      Comment:                                     Given that the Fund discusses “Payments to Financial Intermediaries” in the statutory prospectus for Class R6 shares, the Staff requested that the Registrant include disclosure regarding payments to intermediaries in the summary prospectus.

Response:                                        The Registrant appreciates the comment but believes that, pursuant to Item 8 of Form N-1A, the Registrant may omit the statement regarding financial intermediary compensation as Class R6 shares of the Funds do not have sales commissions, pay Rule 12b-1 fees or make payments to financial intermediaries/broker-dealers. In addition, neither the Funds or their affiliates make any type of administrative, service or revenue sharing payments in connection with Class R6 shares.

7.                                      Comment:                                     The Staff requested that the Registrant revise the header in the section entitled “More Information About the Funds” as follows: “Additional Information About the Funds’ and/or Underlying Funds’ Principal Risks.”

Response:                                        The Registrant has revised the disclosure as requested.

8(a).                       Comment:                                     The Staff requested that the Registrant disclose, in the section entitled “Management of the Funds” the contractual fee that applied to each Fund prior to May 1, 2015.

Response:                                        The Registrant appreciates the Staff’s comment, but believes its disclosure is consistent with the requirements of Item 10(a)(ii) of Form N-1A. Pursuant to Item 10 of Form N-1A, the management fee table shows the aggregate fee paid to the adviser for the most recent fiscal year and so does not include the former administrative services fee. As discussed in the statutory prospectus, the single management fee rate, effective May 1, 2015, does not exceed the former combined investment management and administrative services fee rates for each Fund and there were no changes to the investment management or administrative services provided to each Fund.

8(b).                       Comment:                                     With regard to Voya Corporate Leaders 100 Fund, the Staff requested that the Registrant reconcile the management fee referenced in the section entitled “Management of the Funds” with footnote No. 2 to the Fee table in the Summary Prospectus.

Response:                                        The Registrant appreciates the Staff’s comment, but believes its disclosure is consistent with the requirements of Item 3 and Item 10(a)(ii) of Form N-1A. The fees reflected in the Item 3 fee tables and footnotes reflect the combined management and administrative services fee that was effective May 1, 2015. Footnote No. 2 to the fee table breaks down the management and administrative services components of the current combined management fee. Pursuant to Item 10(a)(ii) of Form N-1A, the management fee table shows the aggregate fee paid to the adviser for the most recent fiscal year and so does not include the former administrative services fee. As discussed in the statutory prospectus, the single management fee rate, effective May 1, 2015, does not exceed the former combined investment management and administrative services fee rates for each Fund and there were no changes to the investment management or administrative services provided to each Fund.

8(c).                        Comment:                                     With regard to the section entitled “Management of the Funds” for Voya Mid Cap Value Advantage Fund, the Staff requested that the Registrant clarify, in the table disclosing historical name and strategy information, how the Adviser and Sub-Adviser didn’t change when the Fund changed from an “ING” fund to a “Voya” fund.

Response:                                        The Registrant appreciates the Staff’s comment and can confirm that the name change from “ING” to “Voya” did not involve a change to the Fund’s adviser or sub-adviser.

8(d).                       Comment:                                     With regard to Voya Capital Allocation Fund, the Staff requested that, in the table disclosing historical name and strategy information included in the section entitled “Management of the Funds,” the Registrant ensure that the chart is current.

Response:                                        The Registrant confirms that the chart is current.

8(e).                        Comment:                                     The Staff requested that the Registrant represent that it has all of the necessary materials to support the performance calculations for the Large Cap Growth Composite.

Response:                                        The Registrant so confirms.

9.                                      Comment:                                     The Staff requested that the Registrant clarify the discrepancies regarding required subsequent investment amounts throughout the prospectus.

Response:                                        The Registrant has revised the disclosure for consistency throughout the prospectus.

10.                               Comment:                                     The Staff requested that the Registrant confirm that the information contained in the section entitled “Dividends, Distributions and Taxes” is current and accurate.

Response:                                        The Registrant so confirms.

Statement of Additional Information

11.                               Comment:                                     The Staff requested that the Registrant specify, on the cover of the SAI, which document is being incorporated into the SEC by reference and include that document’s file number.

Response:                                        The Registrant has revised the cover of the SAI to state that “Each Fund’s financial statements for the fiscal year ended May 31, 2015, including the independent registered public accounting firm’s report thereon found in each Fund’s most recent annual report to shareholders, are incorporated into this SAI by reference.” The Registrant does not believe it is necessary to include the file number as the SAI cover indicates that the annual and semiannual reports are available free of charge by contacting the Funds or by visiting Voya’s website.

12.                               Comment:                                     With regard to the section entitled “Fundamental and Non-Fundamental Investment Restrictions,” the Staff requested that the Registrant replace the references to the 1940 Act in fundamental investment policies Nos. 2, 3, 4 and 7 and instead define the terms.

Response:                                        The Registrant appreciates the Staff’s comment, but believes that revising the fundamental policies in this manner would require a shareholder vote.

13.                               Comment:                                     The Staff requested that the Registrant reconcile the management fee referenced in the section entitled “Adviser” in the SAI with the Item 10 table in the prospectus.

Response:                                        The Registrant appreciates the Staff’s comment, but believes its disclosure is consistent with the requirements of Item 10(a)(ii) and Item 19(a)(3) of Form N-1A. Pursuant to Item 10 of Form N-1A, the management fee table shows the aggregate fee paid to the adviser for the most recent fiscal year and so does not include the former administrative services fee. As discussed in the statutory prospectus, the single management fee rate does not exceed the former combined investment management and administrative services fee rates for each Fund and there were no changes to the investment management or administrative services provided to each Fund. The SAI discloses the current contractual management fee.

14.                               Comment:                                     The Staff requested that the Registrant confirm that the information contained in the section entitled “Tax Considerations” is current and accurate.

Response:                                        The Registrant so confirms.

Part C:

15(a).                Comment:                                     The Staff requested that the Registrant confirm that all agreements and any amendments to said agreements are incorporated and accurately described.

Response:                                        The Registrant so confirms.

15(b).                Comment:                                     The Staff requested that the Registrant include the undertaking required by Rule 484 of Regulation C under the Securities Act of 1933.

Response:                                        The Registrant has revised the disclosure as requested.

16.                               Comment:                                     The Staff requested that the Registrant provide a Tandy representation.

Response:                                        The Registrant so confirms. The letter is attached herein.

Voya Equity Trust

Prospectus

1.                                      Comment:                                     The Staff requested that the Registrant include the caption regarding title of securities and date of public offering required by the Instructions to Form N-1A and Rule 480 and Rule 481 of Regulation C.

Response:                                        The Registrant has revised the disclosure as requested.

2(a).                       Comment:                                     The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                                        The Registrant so confirms.

2(b).                       Comment:                                     The Staff noted that material portions of the filing are incomplete, e.g., fee table information. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response:                                        It is the Registrant’s understanding that it is general industry practice to file 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

3(a).                       Comment:                                     The Staff requested that the Registrant confirm that the expenses associated with investments in other investment companies and ETFs are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:                                        The Registrant confirms that the line item “Acquired Fund Fees and Expenses” has been included for those funds whose investment in other investment companies and ETFs exceeded 0.01% of average net assets of a fund in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

3(b).                       Comment:                                     With regard to the Class R6 shares prospectus, the Staff requested that the Registrant revise the example table to remove the column “share status” column and revise the disclosure that appears before the table to state “The example shows costs if you sold (redeemed) your shares at the end of the period.”

Response:                                        The Registrant appreciates the Staff’s comment, but would like to keep its Class R6 shares disclosure as consistent as possible with other fund disclosure. While Class R6 shares are not subject to a CDSC, the Registrant does not think its current disclosure is confusing or misleading.

4.                                      Comment:                                     With regard to derivatives disclosure in the section entitled “Principal Investment Strategies” for all Funds subject to the 80% test under Rule 35d-1, the Staff requested that the Registrant explain that if the Fund uses derivatives to comply with the 80% name test under Rule 35d-1, the Registrant disclose how the derivatives will be valued (notional or market, etc.)

Response:                                        The Registrant confirms that neither Voya Growth Opportunities Fund or Voya MidCap Opportunities Fund uses derivatives to meet the 80% test under Rule 35d-1.

5.                                      Comment:                                     The Staff requested that the Registrant ensure that its “Investment Model” risk disclosure is consistent for all applicable Funds.

Response:                                        The Registrant has revised the disclosure so that the “investment model” risk for Voya Growth Opportunities Fund mirrors that of Voya MidCap Opportunities Fund. Each Fund utilizes quantitative tools and strategies in managing its portfolio.

6.                                      Comment:                                     Given that the statutory prospectus discusses “Payments to Financial Intermediaries,” the Staff requested that the Registrant include disclosure regarding payments to intermediaries in the summary prospectus.

Response:                                        The Registrant appreciates the comment but believes that, pursuant to Item 8 of Form N-1A, the Registrant may omit the statement regarding financial intermediary compensation as Class R6 shares of the Funds do not have sales commissions, pay Rule 12b-1 fees or make payments to financial intermediaries/broker-dealers. In addition, neither the Funds or their affiliates make any type of administrative, service or revenue sharing payments in connection with Class R6 shares.

7.                                      Comment:                                     The Staff requested that the Registrant revise the header in the section entitled “More Information About the Fund” as follows: “Additional Information About the Fund’s and/or Underlying Funds’ Principal Risks.”

Response:                                        The Registrant has revised the disclosure as requested.

8(a).                       Comment:                                     The Staff requested that the Registrant reconcile the management fee referenced in Item 10 prospectus disclosure with footnote No. 2 to the Fee table in the Summary Prospectus.

Response:                                        The Registrant appreciates the Staff’s comment, but believes its disclosure is consistent with the requirements of Item 3 and Item 10(a)(ii) of Form N-1A. The fees reflected in the Item 3 fee tables and footnotes reflect the combined management and administrative services fee that was effective May 1, 2015. Footnote No. 2 to the fee table breaks down the management and administrative services components of the current combined management fee. Pursuant to Item 10(a)(ii) of Form N-1A, the management fee table shows the aggregate fee paid to the adviser for the most recent fiscal year and so does not include the former administrative services fee. As discussed in the statutory prospectus, the single management fee rate, effective May 1, 2015, does not exceed the former combined investment management and administrative services fee rates for each Fund and there were no changes to the investment management or administrative services provided to each Fund.

8(b).                       Comment:                                     With regard to the section entitled “Management of the Funds” for Voya Growth Opportunities Fund, the Staff requested that the Registrant clarify, in the chart disclosing historical name and strategy information, how the Adviser and Sub-Adviser didn’t change when the Fund changed from an “ING” fund to a “Voya” fund and that the information in the table is up-to-date. In addition, the Staff requested that the Registrant confirm that all such charts are current.

Response:                                        The Registrant confirms that all such charts are current. The name change from “ING” to “Voya” did not involve a change to the Fund’s adviser or sub-adviser.

8(c).                        Comment:                                     Please confirm that the Registrant has the necessary records to support the performance calculations for the Composite of Substantially Similar Managed Accounts and Funds.

Response:                                        The Registrant so confirms with respect to those Funds sub-advised by an affiliate. With respect to those Funds with an unaffiliated sub-adviser, the Registrant relies upon such sub-adviser to provide the performance calculations for the Composite of Substantially Similar Managed Accounts and Funds and to retain the required documentation in support of such performance calculations, in compliance with their obligations under the 1940 Act and their sub-advisory agreement with the Funds.

9.                                      Comment:                                     The Staff requested that the Registrant clarify the discrepancies regarding required subsequent investment amounts throughout the prospectus.

Response:                                        The Registrant has revised the disclosure for consistency throughout the prospectus.

10.                               Comment:                                     The Staff requested that the Registrant confirm that the information contained in the section entitled “Dividends, Distributions and Taxes” is current and accurate.

Response:                                        The Registrant so confirms.

Statement of Additional Information

11.                               Comment:                                     The Staff requested that the Registrant specify, on the cover of the SAI, which document is being incorporated into the SEC by reference and include that document’s file number.

Response:                                        The Registrant has revised the cover of the SAI to state that “Each Fund’s financial statements for the fiscal year ended May 31, 2015, including the independent registered public accounting firm’s report thereon found in each Fund’s most recent annual report to shareholders, are incorporated into this SAI by reference.” The Registrant does not believe it is necessary to include the file number as the SAI cover indicates that the annual and semiannual reports are available free of charge by contacting the Funds or by visiting Voya’s website.

12.                               Comment:                                     With regard to Item (i) in Fundamental Investment Restriction No. 1 for Voya Multi-Manager Mid Cap Value Fund, the Staff requested disclosure that clarifies that this policy is with respect to tax-exempt securities.

Response:                                        The Registrant has added the following disclosure after the fundamental policies for the Fund:

With respect to paragraph 1 above, the obligations issued by any state or territory of the United States include tax-exempt securities issued by any state or territory, or any of their agencies, instrumentalities, or political subdivisions.

13.                               Comment:                                     The Staff requested that the Registrant reconcile the management fee referenced in the section entitled “Adviser” in the SAI with the Item 10 table in the prospectus.

Response:                                        The Registrant appreciates the Staff’s comment, but believes its disclosure is consistent with the requirements of Item 10(a)(ii)  and Item 19(a)(3) of Form N-1A. Pursuant to Item 10 of Form N-1A, the management fee table shows the aggregate fee paid to the adviser for the most recent fiscal year and so does not include the former administrative services fee. As discussed in the statutory prospectus, the single management fee rate does not exceed the former combined investment management and administrative services fee rates for each Fund and there were no changes to the investment management or administrative services provided to each Fund. The SAI discloses the current contractual management fee.

14.                               Comment:                                     The Staff requested that the Registrant confirm that the information contained in the section entitled “Tax Considerations” is current and accurate.

Response:                                        The Registrant so confirms.

Part C

15.                               Comment:                                     The Staff requested that the Registrant confirm that all agreements and any amendments to said agreements are incorporated and accurately described.

Response:                                        The Registrant so confirms.

16.                               Comment:                                     The Staff requested that the Registrant provide a Tandy representation.

Response:                                        The Registrant so confirms. The letter is attached herein.

Voya Separate Portfolios Trust — Voya Retirement Solution 2060 Fund

Prospectus

1.                                      Comment:                                     The Staff requested that the Registrant include the caption regarding title of securities and date of public offering required by the Instructions to Form N-1A and Rule 480 and Rule 481 of Regulation C.

Response:                                        The Registrant has revised the disclosure as requested.

2(a).                       Comment:                                     The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                                        The Registrant so confirms.

2(b).                       Comment:                                     The Staff noted that material portions of the filing are incomplete, e.g., fee table information. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response:                                        It is the Registrant’s understanding that it is general industry practice to file 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

3(a).                       Comment:                                     The Staff requested that the Registrant consider removing the line item for Rule 12b-1 fees from the fee table if the class(es) shown in the fee table are not subject to a Rule 12b-1 fee.

Response:                                        The Registrant appreciates the Staff’s comment, but believes that Item 3 of Form N-1A requires this line item. The Registrant also believes that this information is important and informative for shareholders.

3(b).                       Comment:                                     The Staff requested that the Registrant revise the example table to remove the column “share status” column and revise the disclosure that appears before the table to state “The example shows costs if you sold (redeemed) your shares at the end of the period.”

Response:                                        The Registrant appreciates the Staff’s comment, but would like to keep its Class I shares disclosure as consistent as possible with other fund disclosure. While Class I shares are not subject to a CDSC, the Registrant does not think its current disclosure is confusing or misleading.

4.                                      Comment:                                     The Staff requested that the Registrant ensure that disclosure regarding portfolio manager Frank Van Etten is consistent for all applicable Funds.

Response:                                        Mr. Van Etten is no longer a portfolio manager for the Fund and this disclosure has been removed.

5(a).                       Comment:                                     With regard to the section entitled “Key Fund Information,” the Staff requested that the Registrant replace the reference to the 1940 Act for the definition of “diversification” and instead define the term.

Response:                                        The Registrant has revised the disclosure as requested.

5(b).                       Comment:                                     With regard to the section entitled “Asset Allocation Process,” the Staff requested that the Registrant disclose that other Voya Retirement Solution Funds are offered through a different prospectus.

Response:                                        The Registrant appreciates the Staff’s comment, but believes that this is addressed in the preceding paragraph of the section: “Only Voya Retirement Solution 2060 Fund is available through this Prospectus.”

5(c).                        Comment:                                     The Staff requested that the Registrant revise the header in the section entitled “More Information About the Funds” as follows: “Additional Information About the Funds’ and/or Underlying Funds’ Principal Risks.”

Response:                                        The Registrant has revised the disclosure as requested.

6.                                      Comment:                                     The Staff requested that the Registrant reconcile the management fee referenced in Item 10 prospectus disclosure with footnote No. 1 to the Fee table in the Summary Prospectus.

Response:                                        The Registrant appreciates the Staff’s comment, but believes its disclosure is consistent with the requirements of Item 3 and Item 10(a)(ii) of Form N-1A. The fees reflected in the Item 3 fee tables and footnotes reflect the combined management and administrative services fee that was effective May 1, 2015. Footnote No. 1 to the fee table breaks down the management and administrative services components of the current combined management fee. Pursuant to Item 10(a)(ii) of Form N-1A, the management fee table shows the aggregate fee paid to the adviser for the most recent fiscal year and so does not include the former administrative services fee. As discussed in the statutory prospectus, the single management fee rate, effective May 1, 2015, does not exceed the former combined investment management and administrative services fee rates for each Fund and there were no changes to the investment management or administrative services provided to each Fund.

7.                                      Comment:                                     The Staff requested that the Registrant clarify the discrepancy regarding required subsequent investment amounts in the prospectus.

Response:                                        The Registrant has revised the disclosure for consistency throughout the prospectus.

8.                                      Comment:                                     The Staff requested that the Registrant confirm that the information contained in the section entitled “Dividends, Distributions and Taxes” is current and accurate.

Response:                                        The Registrant so confirms.

Statement of Additional Information

9.                                      Comment:                                     The Staff requested that the Registrant specify, on the cover of the SAI, which document is being incorporated into the SEC by reference and include that document’s file number.

Response:                                        The Registrant has removed disclosure regarding incorporation by reference from this SAI. This is a new fund and so does not yet have any financial statements to incorporate.

10.                               Comment:                                     With regard to the section entitled “Fundamental and Non-Fundamental Investment Restrictions,” the Staff requested that the Registrant replace the references to the 1940 Act in fundamental investment policies Nos. 1, 3, 4 and 7 and instead define the terms.

Response:                                        The Registrant appreciates the Staff’s comment, but believes that revising the fundamental policies in this manner would require a shareholder vote.

11.                               Comment:                                     The Staff requested that the Registrant reconcile the management fee referenced in the section entitled “Adviser” in the SAI with the Item 10 table in the prospectus.

Response:                                        The Registrant appreciates the Staff’s comment, but believes its disclosure is consistent with the requirements of Item 10(a)(ii) and Item 19(a)(3) of Form N-1A. Pursuant to Item 10 of Form N-1A, the management fee table shows the aggregate fee paid to the adviser for the most recent fiscal year and so does not include the former administrative services fee. As discussed in the statutory prospectus, the single management fee rate does not exceed the former combined investment management and administrative services fee rates for each Fund and there were no changes to the investment management or administrative services provided to each Fund. The SAI discloses the current contractual management fee.

12.                               Comment:                                     The Staff requested that the Registrant provide all numerical disclosure required by Item 25 (b) and (c) of Form N-1A.

Response:                                        The Registrant has not included this information in the SAI because Class I shares are not sold with a sales load. Accordingly, there are no net underwriting discounts and commissions, brokerage commissions or other payments by each Fund to the Underwriter to report.

13.                               Comment:                                     The Staff requested that the Registrant confirm that the information contained in the section entitled “Tax Considerations” is current and accurate.

Response:                                        The Registrant so confirms.

Part C

14.                               Comment:                                     The Staff requested that the Registrant confirm that all agreements and any amendments to said agreements are incorporated and accurately described.

Response:                                        The Registrant so confirms.

15.                               Comment:                                     The Staff requested that the Registrant provide a Tandy representation.

Response:                                        The Registrant so confirms. The letter is attached herein.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:          Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

September 28, 2015

VIA EDGAR

Mr. Sonny Oh

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Equity Trust

(File Nos. 333-56881; 811-8817)

Voya Separate Portfolios Trust

(File Nos. 333-141111; 811-22025)

Voya Series Fund, Inc.

(File Nos. 33-41694; 811-06352)

Dear Mr. Oh:

Voya Equity Trust, Voya Separate Portfolios Trust and Voya Series Fund, Inc. (each a “Registrant” and collectively, “Registrants”) are each responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Funds

Attachments

cc:              Elizabeth J. Reza, Esq.